SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1	Translation of Q1 2016 Earnings Presentation.

2

1st Quarter 2016 Earnings Webcast May 11, 2016

Safe harbor statement under the US Private Securities Litigation Reform Act of 1995. This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict. YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 filed with the US Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur. Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized. These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or otherwise. Disclaimer

Contents Q1 2016 Results Financial Situation Summary 1 2 3

Revenues of Ps 46.9 billion (+35.2%) Crude oil production was 249.0 Kbbl/d (+0.8%) Natural gas production was 44.0 Mm3/d (+1.1%) Crude processed was 294 Kbbl/d (-1.9%) Operating Income was Ps 1.6 billion (-63.8%) Total Capex was Ps 14.7 billion (+19.4%) Q1 2016 Results – Highlights Adj. EBITDA(1) reached Ps 12.5 billion (+22.4%) See description of Adj. EBITDA in footnote (2) on page 5

Revenues (1) (in millions of USD) Operating Income (1) (in millions of USD) Adj. EBITDA (1) (2) (in millions of USD) YPF financial statement values in IFRS converted to USD using average exchange rate of Ps 8.6 and Ps 14.4 per U.S $1.00 for Q1 2015 and Q1 2016, respectively. Adjusted EBITDA = Net income attributable to shareholders + Net income (loss) for non-controlling interest - Deferred income tax - Income tax - Financial income gains (losses) on liabilities - Financial income gains (losses) on assets - Income on investments in companies + Depreciation of fixed assets + Amortization of intangible assets + Unproductive exploratory drillings. - 19.1% -78.3% -26.8% Q1 2016 Results Expressed in US Dollars The devaluation of the local currency resulted in an immediate reduction of Revenues and Adj. EBITDA; Operating Income suffered additional effects of higher depreciation.

Q1 2016 Operating Income (in millions of Ps) The Upstream segment benefited from the devaluation whereas the Downstream segment suffered the negative effects; additionally, value of product stocks was written down, as shown in Corporate & Other.

(in millions of Ps) Q1 2016 Operating Income Revenues were up in line with most of our cash costs; but higher depreciation on our dollar-based assets resulted in a 64% decline in Operating Income

Q1 2016 Upstream Results Upstream Operating Income almost doubled as prices are dollar-denominated and the majority of our costs are in pesos. (In million of Ps) (1) Other expenses include: +Ps 80 of Other expenses, +Ps 45 of SG&A and -Ps 33 of Purchases  (1)

Crude oil production (Kbbl/d) Natural gas production (Mm3/d) Q1 2016 Upstream Results – Production Total production (Kboe/d) +0.8% +1.1% +0.3% Total production was slightly above last year’s, with 0.8% growth in crude oil and 1.1% growth in natural gas production.

Vaca Muerta: Total: 30,000 km2 YPF: 12,472 km2 Operator Q1 2016 Highlights Gross Shale O&G production (Kboe/d)* *Total operated production (Loma Campana + El Orejano + Bandurria + La Amarga Chica ) 456 Producing wells 34 New wells in Q1 2016 49.8 Kboe/d Q1 2016 Shale production Low stimulation activity in December 2015 affected Q1 production Migration to horizontal wells; 23 out of 34 Cost per well in Loma Campana below USD 12 million Initial production in line with type curves New PAD of 4 aligned wells pilot reduced the number of drilling days to an average of 22 per well Initiative to increase stages per day from current 4 to 6 per bundle Q1 2016 Shale Development Update

Tight gas production represented 20% of total natural gas production in Q1 2016. Tight Gas Gross Production - Mm3/d Q1 2016 Tight Gas Production

Q1 2016 Downstream Results Downstream Operating Income declined 53% as higher crude oil prices, driven by peso devaluation, resulted in an increase in Purchases that fully offsets Revenue increase. (in millions of Ps) (1) Includes product stock variations

-1.9% Crude processed (kbbl/d) Domestic sales of refined products (Km3) -1.7% Q1 2016 Downstream Results - Sales +3.0% -2.7% Refinery output affected by scheduled maintenance activity in La Plata refinery. Sales volumes were down by 1.7% due to lower diesel and LPG sales despite higher gasoline demand.

Q1 2016 Downstream Results – Demand Monthly Gasoline Sales (Km3) Monthly Diesel Sales (Km3) + 0.8% - 2.7% + 3.0% Gasoline sales consistently above previous years, diesel sales were down by 2.7%; slight reduction in market share. 56.8% Gasoline Market Share 2014 2015 57.7% 58.5% Diesel Market Share 2014 2015 60.0% 56.7% 2016 56.8% 2016

Q1 2016 Capex +19.4% (in millions of Ps) Downstream Upstream Progress of the new coke unit at the La Plata Refinery and other multi-year projects. Neuquina basin: Loma Campana, Aguada Toledo, Rincón del Mangrullo, El Orejano, Chachahuen and Cañadon Amarillo. Golfo San Jorge basin: Manantiales Behr, El Trébol and Cañadón La Escondida. 12,351 14,741 Cuyana basin: La Ventana, Barrancas and Vizcacheras. Capex in line with guidance of 25% reduction in dollar terms. Activity breakdown: 66% in drilling, 15% in facilities, 11% in workovers and 8% in exploration and other upstream activities.

Contents Q1 2016 Results Financial Situation Summary 1 2 3

Effective spendings in fixed asset acquisitions during the quarter. Includes effect of changes in exchange rates. Q1 2016 Cash Flow From Operations (1) (2) -9.3% Consolidated statement of cash flows (in million of Ps) Cash flow from operations (in million of Ps) Strong cash position at the end of Q1 2015 despite currency devaluation. Operating Cash Flow was down due to working capital build-ups.

Peso denominated debt: 21% of total debt Financial debt amortization schedule (1) (2) (in millions of USD) Average interest rates of 7.75% in USD and 28.67% in pesos As of March 31, 2016, does not include consolidated companies Converted to USD using the March 31, 2016 exchange rate of Ps 14.7 to U.S $1.00. Net debt to Adj. EBITDA calculated in USD, Net debt at period end exchange rate of Ps 14.7 to U.S $1.00 and Adj. EBITDA LTM calculated as sum of quarters; 7,429 / 4,842 = 1.53 Q1 2016 Financial Situation Update(1) Average life of almost 4.4 years Debt profile highlights Cash position covers debt maturities for the rest of the year. Leverage ratio in line with target. Net Debt / Adj. LTM EBITDA (3) = 1.53x; proforma including receivables = 1.39x USD denominated debt Peso denominated debt 2015 Gas Plan and crude oil incentive receivables 1,591 669

Contents Q1 2016 Results Financial Situation Summary 1 2 3

Q1 2016 Summary Quarter negatively affected by currency devaluation; partial pass through to prices to continue in following quarters Focused on cost reduction and efficiencies Sound cash position with funds raised early in the year Difficult operating environment in the Downstream segment partially compensated with better Upstream results Tight and shale gas development progressing well; shale oil development addressing learning curve challenges

Questions and Answers 1st Quarter 2016 Earnings Webcast

1st Quarter 2016 Earnings Webcast May 11, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 11, 2016	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer

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